September 20, 2007

VIA EDGAR

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Choice Hotels International, Inc.

Definitive 14A

Filed March 30, 2007

File No. 001-13393

Dear Ms. Gowetski

We have received your correspondence dated August 21, 2007 in which you commented on the Definitive Schedule 14A of Choice Hotels International, Inc. filed on March 30, 2007. As indicated to you earlier this week, while we are in the process of preparing our response, we require additional time for internal preparation and review. Accordingly, we expect to provide our response on or before October 19, 2007.

If you have any questions, please contact me at (301) 592-5181.

Very truly yours,

/s/ Paul Mamalian
Paul Mamalian
General Counsel & Secretary